FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

MARKET ANNOUNCEMENT

Sadia is once again selected to be part of Bovespa´s Corporate Sustainability Index (ISE)

For the second year consecutively, Sadia S.A. has been selected for BOVESPA´s Corporate Sustainability Index (ISE), effective from December 2008 till November 2009. This version of ISE congregates 38 companies compromised with sustainable development. The market value of the new portfolio is R$372 billion, 30.7% of Bovespa´s total capital on November 21, 2008.

The companies chosen to comprise the new index were selected among 51 companies that answered to the questionnaire developed by the “Sustainability Studies Center” (GVCes) of Escola de Administração de Empresas de São Paulo, Fundação Getúlio Vargas (“Business Administration School”, FGV-EAESP). The questionnaire was sent to 137 different companies, whose stocks correspond to the 150 with greatest liquidity among all the stock in BMF&BOVESPA.

The Corporate Sustainability Index (ISE) was created based on the international concept of the triple bottom line (TBL). It evaluates, in an integrated way, environmental, social and financial elements, as well as corporate governance indicators and general characteristics and nature of the products. The index reflects a portfolio of companies with the best practices in the three dimensions that measure sustainability and highlights them as references to the socially responsible investment and as inducers of sustainability practices in the Brazilian corporate environment.

Sadia´s every process is currently incorporating the concept of sustainability. Besides the Corporate Sustainability Index (ISE), Sadia´s shares are part of the Bovespa Index (Ibovespa), the Index of Shares with Differentiated Corporate Governance (IGC) and the Index of Shares with Tag-Along Rights (ITAG).

São Paulo, November 28, 2008.

Welson Teixeira Júnior

Investor Relations Director

Sadia S.A.